As filed with the Securities and Exchange Commission on March 19, 2007
                                                      Registration No. 333-98591
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                          ----------------------------

     (Exact name of Registrar as Specified in its Articles of Incorporation)

                          ----------------------------

                       UNITED MICROELECTRONICS CORPORATION
                   (Translation of issuer's name into English)

                          ----------------------------

                            Taiwan, Republic of China
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                          ----------------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                       ----------------------------------

                                 Peter Courture
                                   Law +, P.C.
                              978 Highlands Circle
                               Los Altos, CA 94024
                                 (650) 968-8855
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                   ------------------------------------------

                                   Copies to:

     Chris K.H. Lin, Esq.                          Herman H. Raspe, Esq.
Simpson Thacher & Bartlett LLP              Patterson, Belknap, Webb & Tyler LLP
    ICBC Tower, 35th Floor                      1133 Avenue of the Americas
        3 Garden Road                             New York, New York 10036
      Central, Hong Kong                               (212) 336-2000
        852-2514-7600

                   ------------------------------------------

        It is proposed that this filing become effective under Rule 466:
                           (check the appropriate box)

                         |_|   immediately upon filing.
                         |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

The Registrant hereby amends this Post Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS

   The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(iii) to this Post-Effective Amendment No. 2 to Registration
           Statement on Form F-6 and incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                        Location in Form of American
                                        Depositary Receipt ("Receipt")
Item Number and Caption                 Filed Herewith as Prospectus
-----------------------                 ----------------------------

1. Name of Depositary and address of    Face of Receipt -  Introductory
   its principal executive office       paragraph and final sentence on face.

2. Title of Receipts and identity of    Face of Receipt - top center and
   deposited securities                 introductory paragraph.

Terms of Deposit:

   (i)    The amount of deposited       Face of Receipt - upper right corner
          securities represented by     and introductory paragraph.
          one unit of American
          depositary receipts

   (ii)   Any procedure for voting the  Reverse of Receipt - Paragraphs (17) and
          deposited securities          (26).

   (iii)  The procedure for collecting  Face of Receipt - Paragraphs (4) and
          and distributing dividends    (7); Reverse of Receipt - Paragraphs
                                        (14) and (16).

   (iv)   The procedure for             Face of Receipt - Paragraph (13);
          transmitting notices,         Reverse of Receipt - Paragraph (26).
          reports and proxy soliciting
          material

                                        Location in Form of American
                                        Depositary Receipt ("Receipt")
Item Number and Caption                 Filed Herewith as Prospectus
-----------------------                 ----------------------------

   (v)    The sale or exercise of       Face of Receipt - Paragraphs (4) and
          rights                        (7); Reverse of Receipt - Paragraphs
                                        (14) and (16).

   (vi)   The deposit or sale of        Face of Receipt - Paragraphs (3) and
          securities resulting from     (7); Reverse of Receipt - Paragraphs
          dividends, splits or plans    (14) and (18).
          of reorganization

   (vii)  Amendment, extension or       Reverse of Receipt - Paragraphs (22)
          termination the deposit       and (23) (no provision for
          agreement                     extensions).

   (viii) The rights that holders of    Face of Receipt - Paragraph (13).
          Receipts have to inspect the
          books of the Depositary and
          the list of Receipt holders

   (ix)   Any restrictions upon the     Face of Receipt - Paragraphs (1), (2),
          right to transfer or          (8) and (9).
          withdraw the underlying
          securities

   (x)    Any limitation on the         Reverse of Receipt - Paragraphs (18)
          Depositary's liability        and (20).

3. Fees and charges which may be        Face of Receipt - Paragraph (10).
   imposed directly or indirectly on
   holders of Receipts

Item 2. AVAILABLE INFORMATION           Face of Receipt - Paragraph (13)

United Microelectronics Corporation (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Deposit Agreement, dated as of September 21, 2000, by and among United Microelectronics Corporation (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement").*

            (a)(ii) Amendment No. 1 to Deposit Agreement, dated as of March 6, 2006, by and among the Company, the Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

            (a)(iii) Form of Amendment No. 2 to Deposit Agreement, by and among the Company, the Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. ___ Filed herewith as Exhibit (a)(iii).

            (b)(i) Letter Agreement, dated as of December 12, 2001, by and between the Company and the Depositary supplementing the Deposit Agreement for the sole purpose of accommodating the issuance of Restricted American Depositary Shares.**

            (b)(ii) Letter Agreement, dated as of August 19, 2003, by and among the Company, Teco Electric & Machinery Co., Ltd. ("Teco") and the Depositary supplementing the Deposit Agreement for the sole purpose of accommodating the issuance of American Depositary Shares upon deposit of Shares by Teco upon the exchange of Zero Coupon Exchangeable Bonds due 2008 in accordance with the terms and conditions of (i) the Indenture, dated as of July 29, 2003, by and between Teco and the Bank of New York as trustee (the "Trustee") and (ii) the Agency Agreement, dated as of July 29, 2003, by and among Teco, the Trustee, the exchange agents, the paying agents, the transfer agents and the registrar named therein.**

            (b)(iii) Letter Agreement, dated as of October 5, 2005, by and between the Company and the Depositary for the purpose of (i) supplementing the Deposit Agreement by accommodating the issuance of American Depositary Shares upon the deposit of Shares by the Company in connection with the conversion of Zero Coupon Convertible Bonds due 2008 in accordance with the terms and conditions of the Indenture, dated as of October 5, 2005, by and between the Company and the Depositary, in its capacity as indenture trustee (the "Trustee"), and the Paying Conversion Agency Agreement, dated as of October 5, 2005, by and among the Company, the Trustee, the conversion agents, the paying agents and the transfer agents named therein and (ii) supplementing the Deposit

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-98591), filed with the Commission on August 16, 2002. ** Previously filed and incorporated by reference to the Post-Effective Amendment No.1 to Registration Statement on Form F-6 (Reg. No. 333-98591), filed with the Commission on March 2, 2006.

Agreement by imposing certain certifications related to the issuance and transfer of the American Depositary Shares on each holder of Bonds convertible at the option of such holder during the period in which the transfer of the Bonds (and consequently the transfer of American Depositary Shares issued upon the conversion of the Bonds) is restricted.**

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. -- None.

            (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

            (e) Certification under Rule 466. -- None.

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - As set forth on the signature pages hereto.

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-98591), filed with the Commission on August 16, 2002. ** Previously filed and incorporated by reference to the Post-Effective Amendment No.1 to Registration Statement on Form F-6 (Reg. No. 333-98591), filed with the Commission on March 2, 2006.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, to be amended by Amendment No. 2 to Deposit Agreement, by and among United Microelectronics Corporation, Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 19th day of March, 2007.

                                        Legal entity created by the Deposit
                                        Agreement, as amended and supplemented,
                                        for the issuance of American Depositary
                                        Receipts evidencing American Depositary
                                        Shares issued thereunder, each American
                                        Depositary Share representing five (5)
                                        Common Shares, par value NT $10.00 per
                                        share, of United Microelectronics
                                        Corporation.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Emi Mak
                                            ------------------------------------
                                        Name: Emi Mak
                                        Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, United Microelectronics Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan on this 19th day of March, 2007.

                                       UNITED MICROELECTRONICS CORPORATION


                                       By: /s/ Jackson Hu
                                           -------------------------------------
                                       Name: Jackson Hu
                                       Title: Chairman of the Board of Directors

                               POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jackson Hu and Chitung Liu and each of them, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 19, 2007.

           Signature                                   Title

/s/ Jackson Hu                          Chairman, Director (Representative
---------------------------------       of Chuin Li Investment Co.) and Chief
Jackson Hu                              Executive Officer


/s/ Peter Chang                         Vice Chairman and Managing Director
---------------------------------       (Representative of Hsun Chieh
Peter Chang                             Investment Co.)


/s/ Fu-Tai Liou                         Director (Representative of Hsun Chieh
---------------------------------       Investment Co.)
Fu-Tai Liou


/s/ Ching-Chang Wen                     Director (Representative of Hsun Chieh
---------------------------------       Investment Co.)
Ching-Chang Wen


/s/ Shi-Wei Sun                         Director (Representative of Silicon
---------------------------------       Integrated Systems Corp.)
Shi-Wei Sun


/s/ Stan Hung                           Director (Representative of Silicon
---------------------------------       Integrated Systems Corp.)
Stan Hung

/s/ Paul S.C. Hsu                       Independent Director
---------------------------------
Paul S.C. Hsu


/s/ Chung Laung Liu                     Independent Director
---------------------------------
Chung Laung Liu


/s/ Chun-Yen Chang                      Independent Director
---------------------------------
Chun-Yen Chang


/s/ Chitung Liu                         Chief Financial Officer
---------------------------------
Chitung Liu


/s/ Wei-Chung Lian                      Accounting Division Director
---------------------------------
Wei-Chung Lian

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
                       UNITED MICROELECTRONICS CORPORATION

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of United Microelectronics Corporation, has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 on the 19th day of March, 2007.

                                        LAW +, P.C.


                                        By: /s/ Peter J. Courture
                                            ------------------------------------
                                        Name: Peter J. Courture
                                        Title: Sole Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------
(a)(ii)                 Amendment No. 1 to Deposit Agreement

(a)(iii)                Form of Amendment No. 2 to Deposit
                        Agreement